Thrivent Investment Management Inc.

Statement of Financial Condition

SEC File Number: 8-36525
As of December 31, 2025
With Report of Independent Registered Public Accounting Firm



600 Portland Ave. S.
Minneapolis, MN 55415-1665
800-847-4836 · thrivent.com

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36525

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025**   AND ENDING **12/31/2025**

                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Thrivent Investment Management, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Portland Avenue S

                                                        (No. and Street)

Minneapolis	**MN**	**55415**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Norgard	**612-844-5508**	**andy.norgard@thrivent.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLC

                                        (Name – if individual, state last, first, and middle name)

45 South Seventh St. Suite 3400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew D. Norgard _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thrivent Investment Management Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Financial and Operations Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Thrivent Investment Management Inc.
Statement of Financial Condition
As of December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Thrivent Investment Management Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Thrivent Investment Management Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Minneapolis, MN
February 24, 2026

We have served as the Company's auditor since 2014.

Thrivent Investment Management Inc.
Statement of Financial Condition
December 31, 2025 (dollars in thousands, except share information)

Assets

Cash and cash equivalents	$	85,449
Receivable from clearing firm		489
Receivable from related parties		14,836
Other receivables		6,203
Deferred tax assets		1,039
Prepaid expenses		1,120
Other assets		128
Total assets	$	109,264

Liabilities and shareholder's equity

Payable to related parties	$	4,899
Commissions and bonuses payable		23,687
Accrued pension cost		3,311
Deferred revenue		2,789
Other accrued expenses		3,236
Income tax payable		2,867
Total liabilities		40,789

Commitments and Contingencies (see note 6)

Shareholder's equity

Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		29,713
Retained earnings		39,440
Accumulated other comprehensive loss		(678)
Total shareholder's equity		68,475
Total liabilities and shareholder's equity	$	109,264

Thrivent Investment Management Inc.
Notes to the Statement of Financial Condition
As of December 31, 2025
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations
Thrivent Investment Management Inc. (the "Company") is a registered introducing broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 ("Exchange Act") and a registered investment adviser under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly-owned subsidiary of Thrivent Financial for Lutherans ("Thrivent"), a fraternal benefit society and registered investment adviser. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, and SIPC.

The Company offers and sells shares primarily of Thrivent Mutual Funds ("Funds"). The Company also serves as principal underwriter and distributor of variable life and annuity contracts on behalf of Thrivent. The Company also distributes non-proprietary variable products on behalf of Thrivent Insurance Agency, Inc. ("TIA").

The Company offers asset management, investment advisory and brokerage services through an array of brokerage and managed account products.

The Company clears transactions under a fully disclosed agreement with an unaffiliated third party clearing broker dealer, National Financial Services, Inc. ("NFS").

Sales and distributions of Funds and other products generally occur through field representatives ("FRs"). FRs can be either non-employee independent contractors operating in a nationwide franchise system or they may choose to be employees of the Company. FRs may also provide various fee-based services to clients. Due to differing levels of support provided by the Company to FRs operating in various platforms, FRs are compensated at different amounts or rates depending on the various product and service offerings.

Significant Accounting Policies
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Thrivent Investment Management Inc.
Notes to the Statement of Financial Condition, continued
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies (cont.)

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with banks and investments in money market mutual funds, of which $53,462 were on deposit with banks and $31,987 was invested in registered money market funds as of December 31, 2025. The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at fair value. The fair value of cash equivalents is based on quoted daily net asset values of the invested fund and are classified as Level 1 financial assets.

Receivables

Receivable from clearing firm ("NFS") consists of funds receivable from an unaffiliated broker-dealer, including amounts required to be on deposit with NFS and certain transactional and asset based fees earned by TIMI, but not yet paid by NFS. Receivable from related parties consists primarily of fees earned from 12b-1 distribution fees revenue sharing and concessions earned from the sales of variable products on behalf of affiliated Thrivent entities. Other receivables consist primarily of monies owed to the Company from field representatives for licensing and registration costs, service fees earned but not collected from the Funds' transfer agent, fees earned but not collected from clients who have entered into dedicated planning services agreements, and various fees due from the sale of non-proprietary products. All receivables are recorded at their net realizable value.

Commissions and Bonus Payable

Commissions and bonus payable represents the obligation for field employee compensation and commissions which have been earned but not yet paid. Commissions and bonus payable consists of 12b-1 fees, S share compensation, and field commissions.

Deferred revenue

TIMI offers dedicated planning services to its clients on an on-going (annual renewal) contractual basis. Deferred revenue represents dedicated planning fees collected from clients prior to the satisfaction of the performance obligations, providing financial advice over the term of the contract. All deferred revenue amounts are expected to be earned within one year, as the performance obligations are satisfied. The total deferred revenue related to on-going contracts as of December 31, 2024 and 2025 was $1,383 and $1,446 respectively.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

Deferred tax assets:		
Retirement and pension	$	643
Unrealized actuarial adjustment (AOCI)		251
Other		145
Deferred tax assets	$	1,039

At December 31, 2025 the Company had no federal or state net operating loss carryforwards.

The company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely

Thrivent Investment Management Inc.
Notes to the Statement of Financial Condition, continued
(dollars in thousands)

Note 2. Income Taxes (Cont.)

than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

There are no unrecognized or uncertain tax positions at December 31, 2025. Tax years 2022 through 2025 are open under the statute of limitations and remain subject to examination by the IRS.

Note 3. Related Party Transactions

As discussed in Note 1, the Company offers and sells Fund shares through a sales agreement with TDL and serves as the principal underwriter and distributor for other Thrivent affiliated entities.

In accordance with each applicable sale, distribution and underwriting agreement, the Company shall incur and be responsible for certain costs (direct and indirect commissions) paid to FRs related to efforts performed under the agreements. The Company is compensated for providing underwriting, distribution, and sales services of Thrivent's variable products.

At December 31, 2025, the Company had receivables from related parties consisting of $9,821 due from Thrivent and $4,898 due from TDL. These amounts are included in the 'Receivable from related parties' line item on the Statement of Financial Condition.

In accordance with its intercompany services agreement, the Company is charged and allocated certain expenses inclusive of direct and indirect commissions paid to FR's compensation, promotional and marketing materials, general and administrative expenses such as accounting, marketing, legal, compliance, and technology.

At December 31, 2025, the Company had payables to related parties consisting of $4,877 due to Thrivent. These amounts are included in the 'Payables to related parties' line item on the Statement of Financial Condition.

Note 4. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent. In addition, Thrivent also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent. The Company uses a measurement date of December 31 in its benefit plan disclosures.

Thrivent Investment Management Inc.
Notes to the Statement of Financial Condition, continued
(dollars in thousands)

Note 4. Benefit Plans (cont.)

The results for the December 31, 2025 valuation of pension benefits under the Plan are as follows:

Accumulated Benefit Obligation as of 12/31/2025	$	3,311
Change in Projected Benefit Obligation During 2025:		
Projected Benefit Obligation, 12/31/2024	$	3,294
Interest Cost		178
Actuarial Loss		108
Benefit Payments		(269)
Projected Benefit Obligation, 12/31/2025	$	3,311
Change in plan assets in 2025:		
Plan Assets, 12/31/2024	$	-
Company Contributions		269
Benefit Payments		(269)
Plan Assets, 12/31/2025	$	-
Funded Status	$	(3,311)
Amount of Net Loss Recognized in Accumulated Other Comprehensive Income (Loss)	$	(929)
Accrued Pension Cost		
Current Liability – 2026 Projected Benefit Payments	$	268
Non-Current Liability		3,043
Accrued Pension Cost, 12/31/2025	$	3,311

The Company used a weighted average discount rate of 5.65% as of December 31, 2025, to determine the pension benefit cost/obligation. Projected benefit payments for the next ten years are as follows:

2026	$	268
2027		266
2028		279
2029		274
2030		268
2031 - 2035		1,338

In 2026, the Company expects to contribute $268 to the Plan to fund projected benefit payments.

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis through NFS. In addition, the Company transmits all customer funds and securities to NFS. In connection with these arrangements, the Company has agreed to indemnify NFS for losses incurred in connection with transactions introduced by the Company. The Company reserves for these potential losses. At December 31, 2025, no reserve was reflected in the accrued expenses line in the statement of financial condition.

Thrivent Investment Management Inc.
Notes to the Statement of Financial Condition, continued
(dollars in thousands)

Note 6. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from,

and/or has been subject to examination or claims by the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's field representatives. The Company has pending matters which include information requests, exams or inquiries that the Company received during recent periods regarding certain matters, including: sales and distribution of mutual funds, annuities, and insurance products. The number of reviews and investigations has increased in recent years with respect to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Some issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss greater than any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could

Thrivent Investment Management Inc.
Notes to the Statement of Financial Condition, continued
(dollars in thousands)

Note 6. Commitments and Contingencies (cont.)

affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each reporting period.

Note 7. Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including the offering and sale of mutual funds, principal underwriting and distributor of variable life and annuity contracts, and managed account products. The Company has identified the TIMI Board of Directors as the chief operating decision maker (CODM), who uses income before income taxes to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 1).

Note 8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative standard permitted by Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2025, the Company had net capital of $59,194 which was $58,944 in excess of its minimum net capital required of $250.

Note 9. Subsequent Events

The Company evaluated events or transactions that may have occurred after the Statement of Financial Condition date for potential recognition or disclosure through February 24, 2026, the date the financial statements were available to be issued. No events or transactions were identified that affect the Company's December 31, 2025 financial statements or that require further disclosure.